Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust and Storm Exploration Inc. announce acquisition agreement

     /THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR TO
ANY UNITED STATES NEWS SERVICES./

     CALGARY, June 9 /CNW/ - ARC Energy Trust (the "Trust" or "ARC") and Storm
Exploration Inc. ("Storm") announced today that they have entered into an
Arrangement Agreement whereby ARC will acquire all of the existing and outstanding common shares of Storm in a transaction valued at approximately
$680 million (using ARC's 30 day weighted average unit price of $20.75) and includes the issuance of approximately 28.4 million ARC units (including the issuance of exchangeable shares of ARC Resources Ltd., that may be exchanged for ARC units) plus the assumption of approximately $90 million of total debt after receipt of option proceeds and including transaction costs. Under the terms of the Arrangement Agreement, each Storm shareholder can elect to receive either 0.5700 of an ARC unit or, subject to adjustment, 0.2021 of an
ARC Resources Ltd. exchangeable share. Storm shareholders will also receive shares in a new, separate junior exploration and production company
(ExploreCo), which will be staffed with certain members of Storm's management team and whose primary asset will be Storm's undeveloped land position in the
Horn River Basin. In addition Storm will distribute a cash amount of approximately $1.00 per share to Storm common shareholders, representing the proceeds from the sale of its Surmont asset to a separate purchaser (expected to close on June 10, 2010).
     John Dielwart, ARC's CEO, said, "We are delighted to have been able to acquire such a focused, resource-rich company whose prime asset is such an excellent strategic fit for ARC. The addition of the Parkland field, when combined with our existing developments at Dawson and Sunrise/Sunset, provides
ARC with three of the highest quality Montney fields. Last week, an independent group published a report that identified ARC's Dawson field as being the lowest cost unconventional gas play in Canada. The Parkland Montney field is every bit as good geologically as Dawson and it has a much higher liquids content, so the financial netback may even be better. This provides a unique opportunity to acquire high quality assets in a manner that is accretive to our unitholders on reserves per unit, production per unit, net asset value per unit and cash flow per unit."
     "The Arrangement Agreement provides Storm shareholders with equity ownership in an entity offering significantly increased liquidity (based on daily trading volume), an immediate income stream through trust distributions
(current yield approximately 5.8 per cent), and a higher oil/liquids weighting
(46 per cent based on first quarter production) that mitigates the impact of natural gas price volatility. ARC has a proven track record of value creation with a portfolio of large-in-place resource properties, which preserves a similar level of upside potential for Storm shareholders and offers diversification into different resource play types. Additionally, Storm shareholders will retain the significant upside exposure associated with the
Horn River Basin unconventional shales through the ExploreCo," commented Brian
Lavergne, Storm's President and CEO.
     Pursuant to the terms of the Arrangement Agreement entered into between
ARC and Storm, Storm shareholders will receive in exchange for each common voting share or common non-voting share:

     <<
     i.   At their election, 0.5700 of an ARC unit; or 0.2021 of an
          exchangeable share of ARC Resources Ltd. (which number of
          exchangeable shares is based on the anticipated exchange ratio for such exchangeable shares to ARC units of 2.82, as of closing, and is subject to adjustment to reflect the actual exchange ratio);
          provided that Storm shareholders who are non-residents of Canada or tax-exempt shareholders will not be entitled to elect to receive exchangeable shares.
     ii.  A cash payment of approximately $1.00 per share at closing, which represents the proceeds of the Surmont asset sale.
     iii. 0.3333 common shares of ExploreCo whose assets will include approximately 117,200 net undeveloped acres of land primarily in the
          Umbach, Cabin/Kotcho/Junior and Horn River Basin areas plus equity positions in Storm Gas Resource Corp., Storm Ventures International
          Inc., Bridge Energy Norge ASA and Bellamont Exploration Ltd.
     >>

     Assuming a net asset value of approximately $1.47 per Storm share for the
ExploreCo assets, the total transaction value represents an approximate 33 per cent premium for the Storm shares using the 30-day weighted-average trading price of $10.68 per share. On completion of the proposed transaction, ARC's existing unitholders will own approximately 90 per cent and Storm shareholders will own approximately 10 per cent of the 282.5 million ARC units outstanding.
In addition, ARC will receive $2.9 million shares in ExploreCo.
     Provided that the closing date occurs on or before August 17, 2010, Storm shareholders who elect to receive ARC units and who continue to hold such ARC
Units after closing will be entitled to receive the cash distribution payable by ARC on September 15, 2010 to its unitholders of record on August 31, 2010.
     The Board of Directors of Storm has unanimously approved the Arrangement
Agreement and Plan of Arrangement and has resolved to recommend that Storm shareholders vote in favour of the Plan of Arrangement.
     FirstEnergy Capital Corp. is acting as exclusive financial advisor to
Storm with respect to the Arrangement, and has provided the Board of Directors of Storm with an opinion that, subject to the review of final documentation, the consideration to be received under the Arrangement is fair, from a financial point of view, to the holders of Storm Shares.
     The Arrangement Agreement provides that Storm will pay ARC a non-completion fee of $21 million in certain circumstances. The Arrangement
Agreement also provides for customary non-solicitation covenants, including that Storm has the right to respond to superior proposals and that ARC has the right to match any such proposal.
     The Arrangement Agreement has the support of Storm's management and directors who collectively own approximately 26 per cent of Storm's fully diluted shares. It is expected that an information circular will be sent to
Storm's shareholders by early July with a shareholder meeting scheduled prior to August 17, 2010. The closing of the Plan of Arrangement is subject to the receipt by ARC and Storm of all Court, stock exchange and other regulatory approvals, receipt of the requisite shareholders approvals of Storm, the finalization of satisfactory due diligence by ARC in respect of the processing and transportation capacity of Storm, no material adverse change having occurred in either of ARC or Storm and a number of other matters customary in transactions of this nature.

     Acquisition Highlights:

     <<
     -   The assets being acquired produced 9,861 boe per day in April -
         49.8 mmcf per day of gas and 1,556 boe per day of liquids. Over
         84 per cent of the production comes from the Parkland Montney field, which is just eight miles northwest of ARC's Dawson Montney field.
     -   As at September 1, 2010 there are an estimated 28.9 million boe of proved reserves and 43.2 million boe of proved plus probable reserves being acquired through this transaction. Approximately 94 per cent of the proved plus probable reserves are located in the Parkland Montney field.
     -   Included in the acquisition are 26 gross (25 net) sections of developed land and 64 gross (47 net) sections of undeveloped land in the Parkland area. Approximately 18 per cent of the undeveloped sections are prospective for gas, with the remainder having potential for gas or liquids production from the Montney. This will increase
         ARC's Montney landholdings in the greater Dawson area by 38 per cent to 263 net (300 gross) sections of land, with a 40 per cent increase in undeveloped land to 165 net sections (198 gross).
     -   Prior to attributing value for facilities and undeveloped land the acquisition price is $23.50 per proved boe and $15.72 per proved plus probable boe. Including future development capital, the acquisition price is $30.99 per proved boe and $21.88 per proved plus probable boe. With the high liquids content, Parkland has a current average field netback of approximately $28.77 per boe.
     -   ARC has identified at least 33 net horizontal drilling opportunities on the acquired properties with the potential for much greater development.
     -   The Parkland Montney field is a top quartile Montney gas pool with
         0.8 TCF of net gas classified as the best estimate of Discovered
         Petroleum Initially in Place effective March 31, 2010.
     >>

     Reserves Summary

     Reserve estimates prepared using reserve definitions consistent with NI
51-101 by GLJ Petroleum Consultants Ltd. ("GLJ") and ARC's internal engineers effective September 1, 2010 and using GLJ April 1, 2010 forecast prices, indicate a total of 43.2 million barrels of proved plus probable company interest reserves are being acquired, 67 per cent of which are proved. The
Parkland properties, which account for approximately 94 per cent of the reserves, were evaluated by GLJ. A summary of the total reserves being acquired (based on forecast prices and costs and on a gross working interest basis) is provided below:

     <<
     -------------------------------------------------------------------------
     Field          Crude Oil and NGL      Natural Gas            Total
                        (mmbbls)              (Bcf)              (mmboe)
     -------------------------------------------------------------------------
                             Proved              Proved              Proved
                               Plus                Plus                Plus
                   Proved  Probable    Proved  Probable    Proved  Probable
     -------------------------------------------------------------------------
     Parkland         5.1       7.6     131.9     196.6      27.1      40.4
     -------------------------------------------------------------------------
     Minors           0.2       0.4       9.7      14.5       1.8       2.7
     -------------------------------------------------------------------------
     Total            5.3       8.0     141.6     211.1      28.9      43.2
     -------------------------------------------------------------------------
     >>

     Dawson Area Map

     Map missing - for full release with map please access our website
(www.arcenergytrust.com) for the PDF version of this news release.

     Acquisition Rationale:

     This acquisition provides the following synergies and compelling strategic benefits:

     <<
     -   Continues ARC's strategy of acquiring long-life assets with significant quantities of hydrocarbons remaining in the ground beyond what has been booked as recoverable reserves.

     -   Expected to provide future reserve additions as technology evolves and improves the economics of tight gas resource projects.

     -   A focused acquisition with over 94 per cent of the value attributed to the Parkland Montney field, the acquisition provides a rare opportunity to significantly increase ARC's landholdings in the
         Montney formation of northeastern British Columbia.

     -   The acquisition adds low operating cost, high netback, liquids rich gas production and increases ARC's operated gas production from the immediate area by approximately 40 mmcf per day to approximately
         130 mmcf per day and adds 1,400 barrels per day of total liquids corporately. ARC expects to be able to derive operational synergies between these closely located assets.

     -   ARC expects to be able to lower the development costs at Parkland as a result of having a greater scale of operations in the area. ARC's average cost to drill, complete, and tie-in a horizontal well has been approximately $5 million at Dawson while Storm's cost averaged
         $5.9 million in 2009.

     -   Increases and diversifies ARC's marketing opportunities in the
         Westcoast and Alliance pipeline markets and will allow consolidation and interconnection of field process facilities, which has the potential to reduce both operating and transportation costs.

     -   Provides a 38 per cent increase in ARC's undeveloped land base in a highly prospective area.
     >>

     Gas Plant Update

     ARC spent most of the month of May working out a variety of routine issues with the start-up of the Dawson 5-35 gas plant. By the end of May, the plant was running at approximately 55 mmcf per day. ARC expects the operations at the plant will continue to stabilize as time progresses and expects to ramp production up to full design capacity of 60 mmcf per day by the end of June.

     Guidance Update:

     The acquisition is expected to close on August 17, 2010 providing ARC with approximately four months of production in 2010 from the Storm assets.
The assets have been incorporated into ARC's guidance below on a pro-forma basis with a more detailed update expected with our second quarter 2010 release.
     The following table provides updated guidance information for 2010 to take into account the impact of this acquisition. With the Dawson gas plant up and running, ARC's current production is approximately 72,000 boe per day.
With the slight delay in reaching full production at Dawson, and the inability to utilize additional interruptible processing capacity at a third party gas plant, ARC expects second quarter volumes to average approximately 66,500 boe per day.

     <<
     Production                            2010 (Prior)       2010 (Revised)
     -------------------------------------------------------------------------

     Oil (bbls/d)                         27,600 - 28,500     27,800 - 28,700
     NGLs (bbls/d)                         3,400 - 3,500       3,700 - 3,800
     Natural Gas (mmcf/d)                    237 - 243           246 - 252
     Total (boe/d)                        70,500 - 72,500     72,500 - 74,500

     Costs and Expenses ($/boe)            2010 (Prior)       2010 (Revised)
     -------------------------------------------------------------------------

     Operating costs                           10.30               10.00
     Transportation costs                       1.00                1.00
     G&A expenses                               2.85                2.85
     Interest                                   1.40                1.40
     Capital ($ million)                         610                 640
     Weighted average ARC units outstanding
      including ARC units held for
      exchangeable shares (millions)             251                 264
     -------------------------------------------------------------------------
     >>

     The Guidance Update provides unitholders with information on Management's expectations for results of operations, excluding any acquisitions for 2010.
Readers are cautioned that the Guidance Update may not be appropriate for other purposes.

     ExploreCo

     Shareholders of Storm will also be receiving shares and Arrangement warrants in ExploreCo, a new junior exploration and production company to be led by Brian Lavergne and certain members of the Storm management team. The primary asset to be transferred to the new entity is undeveloped lands totaling approximately 117,200 net acres in the Horn River Basin,
Cabin/Kotcho/Junior and Umbach areas in northeastern British Columbia plus undeveloped land in the Red Earth area of Alberta. In addition, ExploreCo will retain Storm's share ownership positions in Storm Gas Resource Corp, Bellamont
Exploration Ltd., Bridge Energy Norge ASA and Storm Ventures International Inc
(to be renamed Chinook Energy Inc). ExploreCo will also receive, subject to adjustment, cash of $5 million under the Arrangement, will have no debt, and will be able to spend $6.5 million drilling and completing wells on the undeveloped lands prior to the closing of the Storm Arrangement.

     <<
     -------------------------------------------------------------------------
     Horn River Basin undeveloped land (22,850 net acres,
      $737/acre)(1)                                             $16.8 million
     Junior undeveloped land (30,480 net acres, $85/acre)(1)     $2.6 million
     Umbach undeveloped land (9,487 net acres, $192/acre)(1)     $1.8 million
     Other areas undeveloped land (54,368 net acres,
      $89/acre)(1)                                               $4.8 million
     50% interest in pipeline at Junior                          $1.0 million
     Storm Ventures International Inc. shares(2)                $13.0 million
     Storm Gas Resource Corp shares(3)                          $16.2 million
     Bellamont Exploration Ltd. Shares(4)                        $3.0 million
     Bridge Energy Norge ASA(5)                                  $2.7 million
     Spending on ExploreCo assets prior to closing               $6.5 million
     Cash proceeds received at closing                           $5.0 million
     -------------------------------------------------------------------------
     Total ExploreCo net asset value                            $73.4 million
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Fully diluted Storm shares                                  49.9 million
     -------------------------------------------------------------------------
     ExploreCo net asset value per Storm share
      (pre-consolidation)                                               $1.47
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Number of ExploreCo shares issued to Storm shareholders   16.633 million
     -------------------------------------------------------------------------
     Net asset value per ExploreCo share (post consolidation)           $4.41
     -------------------------------------------------------------------------
     (1) undeveloped land value from Seaton-Jordan evaluation December 1, 2009 plus actual cost of any land acquired after December 1, 2009 plus actual capital invested since inception in drilling, completions, seismic, and road construction
     (2) 4.5 million shares of Storm Ventures International Inc. valued using the most recent closing share price for Iteration Energy Ltd. of
         $1.63 and the exchange ratio of 0.5631 proposed by SVI for their business combination
     (3) 2.5 million shares of Storm Gas Resource Corp valued at $6.50 per share, which was price of last equity issue that closed in October
         2009
     (4) 5.08 million shares of Bellamont Exploration Ltd. valued using most recent closing share price of $0.60
     (5) 1.053 million shares of Bridge Energy Norge ASA, which are listed on the Oslo Stock Exchange and valued using the most recent closing share price of NOK 16.4 or Canadian $2.58 per share.
     >>

     It is also expected that Arrangement warrants will be issued in conjunction with the ExploreCo shares (0.4 warrant per ExploreCo share) which are expected to be priced at the net asset value of such shares of $4.41 per share and will potentially raise up to $29.4 million. In addition and pending approval of Storm's shareholders, management and insiders of ExploreCo have committed to participate in an $8 to $10 million private placement also priced at the net asset value of $4.41 per ExploreCo share. Proceeds from the arrangement warrants and the management private placement will be used to fund
ExploreCo's activities over the next year. Note that the ExploreCo net asset value is presently estimated to be $4.41 per share and will be finalized immediately prior to closing of the Arrangement to reflect the current market value at that time of Bellamont Exploration Ltd., Chinook Energy Inc. and
Bridge Energy Norge ASA.

     <<
     -------------------------------------------------------------------------
                                                        shares outstanding
                                Working Capital     after 1 : 3 consolidation
     -------------------------------------------------------------------------
     Transferred
      from Storm                   $5.0 million                16.633 million
     Management private
      placement(1)        $8.0 to $10.0 million            1.9 to 2.4 million
     Arrangement
      warrants(1),(2)             $29.4 million                   6.7 million
     Shares issued to
       ARC as part of the
       Arrangement
       Agreement                   $2.9 million                 0.657 million
     Total               $42.4 to $44.4 million          25.9 to 26.4 million
     -------------------------------------------------------------------------
     (1) Assuming arrangement warrants are fully exercised
     (2) All financings at $4.41 per ExploreCo share
     >>

     ExploreCo plans to invest $43 million in the next year, which includes
$12 million allocated for the acquisition of undeveloped land, $23 million for drilling and completions and $8 million for facilities and tie-ins. The drilling program will include seven gross wells (4.4 net) with two horizontal wells (1.2 net) at Umbach, two horizontal wells (2.0 net) in the Jean Marie formation at Junior, and two horizontal wells (0.8 net) plus one vertical delineation well (0.4 net) in the Muskwa/Otter Park shales in the Horn River
Basin.

     Distribution

     As part of the Arrangement, Storm voting and non-voting shareholders will receive a cash distribution of approximately $1.00 per share. This amount represents the after tax proceeds from the sale of Storm's oil sands leases at
Surmont, Alberta to a separate purchaser. The sale of this property is expected to close on June 10, 2010 with gross proceeds being $53.75 million.

     Background Information:

     <<
                                                           Three Months Ended
                                                             March 31, 2010
                                                            ARC         Storm
     -------------------------------------------------------------------------
     FINANCIAL
     (Cdn$ millions, except per unit and
      per boe amounts)
     Revenue before royalties                             314.1         29.17
       Per unit/share                                      1.25          0.61
       Per boe                                            51.93         38.69
     Cash flow from operating activities                  158.7          17.6
       Per unit/share                                      0.63          0.37
       Per boe                                            26.24         23.43
     Net income                                           139.4          3.04
       Per unit/share                                      0.56          0.06
     Distributions                                         75.0             -
       Per unit/share                                      0.30             -
       Per cent of cash flow from operating
        activities                                           47             -
     Net debt outstanding                                 677.8         111.3
     OPERATING
     Production
       Crude oil (bbl/d)                                 27,640           162
       Natural gas (mmcf/d)                               217.9          41.9
       Natural gas liquids (bbl/d)                        3,252         1,207
       Total (boe/d)                                     67,207         8,346
     Average prices
       Crude oil ($/bbl)                                  76.26         82.04
       Natural gas ($/mcf)                                 5.42          5.43
       Natural gas liquids ($/bbl)                        60.33         68.02
       Oil equivalent ($/boe)                             51.85         38.69
     Operating netback ($/boe)
       Commodity and other revenue                        51.93         38.76
       Transportation costs                               (0.99)        (1.70)
       Royalties                                          (8.58)        (5.93)
       Operating costs                                    (9.29)        (4.78)
       Netback                                            33.07         26.36
     -------------------------------------------------------------------------
     TRUST UNITS
     (millions)
     Units (shares) outstanding, end of period            252.8          47.0
     Weighted average trust units (shares)                251.8          46.9
     -------------------------------------------------------------------------
     TRUST UNIT (SHARES) TRADING STATISTICS
     (Cdn$, except volumes) based on intra-day trading
     High                                                 22.49         14.98
     Low                                                  19.80          9.69
     Close                                                20.50         10.46
     Average daily volume (thousands)                     1,287           126
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Note: See respective corporate quarterly releases for footnotes on financials. Storm numbers are net of hedging, which was a $0.56/boe loss.
     >>

     Conference Call and Webcast:

     A joint conference call will be held for the investment community on
Thursday morning, June 10 at 7 a.m. MST (9 a.m. EST). To call in, please call the following numbers:

     From North America: 1(888) 231-8191 (Toll Free)

     International and Local Dial-in: 1(647) 427-7451

     Please register at least 10 minutes before the start of the conference call.
     A live audio webcast of the analyst conference call will be available via
www.arcresources.com or by going to the following weblink:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)3113220
     An archived version of the webcast will be available approximately one hour after the conference call at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)3113220. The archive will also be available beginning June 10, 2010 (12:00 ET) until June 17, 2010
(23:59 ET) by dialing:

     From North America: 1-800-642-1687 (Toll Free) or 1-416-849-0833
(international and local dial-in)
     Participants need to enter the pass code number 80944040.

     <<
     Notes to Readers
     ----------------
     >>
     GLJ recognized Discovered Petroleum Initially In Place ("DPIIP"). DPIIP
is defined in the COGEH handbook as the quantity of hydrocarbons that are estimated to be placed within a known accumulation. DPIIP is divided into recoverable and unrecoverable portions, with the estimated future recoverable portion classified as reserves and contingent resources. There is no certainty that it will be economically viable or technically feasible to produce any portion of this DPIIP except for those portions identified as proved or probable reserves.

     This press release contains forward-looking statements as to the ARC,
Storm and ExploreCo's internal projections, expectations or beliefs relating to future events or future performance, including for ARC, guidance for operating results for 2010, after giving effect to the Plan of Arrangement and the transactions and expenditures set forth herein as set forth under the heading "Guidance Update" and ARC's expectations for synergies and other advantages arising out of completing the Plan of Arrangement as set forth under the heading "Acquisition Rationale"; and for ExploreCo, future financing, asset ownership and operating plans as set forth under the heading
"ExploreCo".In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans",
"anticipates" and similar expressions. These statements represent the expectations or beliefs of management of each of ARC and Storm concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC and Storm.
The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, including the assets to be acquired through Storm, the cost and competition for services throughout the oil and gas industry in 2010, the results of exploration and development activities during 2010, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management's discussion and analysis and the annual information forms of both ARC and Storm, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.
ARC, Storm and ExploreCo do not individually or jointly undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

     Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     This news release is not for dissemination in the United States or to any
United States news services. The trust units of ARC and the common shares of
Storm and ExploreCo have not and will not be registered under the United
States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.
     Additional information on ARC's assets is available on our website at
www.arcenergytrust.com

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $6 billion. The Trust currently produces approximately 72,000 barrels of oil equivalent per day from seven core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN.

     <<
     ARC RESOURCES LTD.                               STORM EXPLORATION INC.

     John P. Dielwart,                                Brian Lavergne
     Chief Executive Officer                          President and CEO
     >>

     %SEDAR: 00015954E %CIK: 0001029509

     /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9, www.arcenergytrust.com; OR Storm Exploration Inc., Brian Lavergne,
President & CEO, (403) 264-3520; or Storm Exploration Inc., Donald McLean, VP
Finance & Chief Financial Officer, (403) 264-3520, www.stormexploration.com/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.; Storm Exploration Inc.

CNW 23:12e 09-JUN-10